PUBLIC

*AB 3/7

[redacted]

15047090

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
RECEIVED
MAR 02 2015
Wash., D.C.
201

SEC FILE NUMBER
8-68947

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: METRONOME SECURITIES LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 WEST MADISON STREET, SUITE 2260
(No. and Street)

CHICAGO	IL	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JEFF ROSENKRANZ — (312) 239-1650
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FGMK, LLC
(Name – *if individual, state last, first, middle name*)

333 W. WACKER DR., 6TH FLOOR	CHICAGO	IL	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KW 3/11

OATH OR AFFIRMATION

I, JEFF A. ROSENKRANZ, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of METRONOME SECURITIES, LLC, as of DECEMBER 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

MANAGING PARTNER
Title

Notary Public

OFFICIAL SEAL
PETER LACOCO
Notary Public - State of Illinois
My Commission Expires Jul 2, 2018

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Metronome Securities, LLC

Financial Report
December 31, 2014

Filed as a Public Document in accordance with Rule 17a-5(d) under the Securities Exchange Act of 1934.

Contents

FGMK
ASSURANCE • TAX • ADVISORY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
Metronome Securities, LLC

We have audited the accompanying statement of financial condition of Metronome Securities, LLC as of December 31, 2014. This financial statement is the responsibility of Metronome Securities, LLC's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Metronome Securities, LLC as of December 31, 2014 in conformity with accounting principles generally accepted in the United States of America.

FGMK, LLC

Chicago, Illinois
February 26, 2015

FGMK, LLC
2801 Lakeside Dr., 3rd Floor • Bannockburn, IL 60015 • 847 374 0400
333 W. Wacker Drive, 6th Floor • Chicago, IL 60606 • 312 818 4300 • fgmk.com

Metronome Securities, LLC

Statement of Financial Condition
December 31, 2014

Assets		
Cash and cash equivalents	$	172,206
Other assets		622
Total assets	$	172,828
Liabilities and Members' Equity		
Liabilities		
Accrued expenses	$	3,431
Total liabilities		3,431
Members' equity		169,397
Total liabilities and members' equity	$	172,828

The accompanying notes are an integral part of these financial statements.

Note 1. Nature of Business and Significant Accounting Policies

Metronome Securities, LLC (an Illinois limited liability company, the "Company") began operations on July 13, 2011, and is a registered securities broker and dealer operating in the United States of America. The Company was organized to sell securities and shall have a perpetual existence, unless otherwise terminated as provided in the Operating Agreement. The Company has a single class of members.

The Company operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule, including the requirement to make the reserve computation under Rule 15c3-3. Essentially, the requirement of Paragraph (k)(2)(i) provides that a broker-dealer who carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and its customers through one or more bank accounts, each to be designated as Special Account for the Exclusive Benefit of Customers of the Company.

A summary of the Company's significant accounting policies follows:

Accounting Policies: The Company follows generally accepted accounting principles (GAAP), as established by the Financial Accounting Standards Board (the FASB) to ensure consistent reporting of financial condition, results of operations and cash flows.

Use of Estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Actual results could differ from those estimates.

Revenue Recognition: Success fees are earned in accordance with the terms of the executed agreements, typically either a fixed dollar amount or percentage of the purchase price upon closing of the transaction. Revenue is recognized as these events are completed. In some cases, revenue is collected for payments received by clients after closing subject to certain tests or thresholds.

Income Taxes: The Company has elected under the Internal Revenue Code to be taxed as a partnership. As such, the members of the limited liability company are taxed on their proportionate share of the Company's taxable income. Therefore, no provision for Federal income taxes has been included in the accompanying financial statements. The Company's net income or loss is allocated among the members in accordance with the Operating Agreement. The Company may be subject to various state and local income taxes. The FASB provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. As of December 31, 2014, management has determined that there are no material uncertain income tax positions.

The Company is not subject to examination by U.S. federal or state taxing authorities for tax years before 2011.

Note 2. Related-Party Transactions

The Company has entered into an agreement with Metronome Partners, LLC ("Metronome Partners"), effective May 1, 2012, whereby Metronome Partners has agreed to assume responsibility for, and pays any and all overhead and operating expenses and liabilities of the Company, other than certain expenses of the Company including but not limited to regulatory expenses and expenses incurred in the Company's name. Metronome Partners is entitled to make a claim for the Company's proportionate share of office expenses, which has been agreed to at 15% of such expenses. As of December 31, 2014, there were no amounts due to Metronome Partners under this agreement.

Note 3. Indemnifications

In the normal course of business, the Company enters into contracts and agreements that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

Note 4. Concentrations of Credit Risk

The Company's credit risk relates to cash and cash equivalents. The Company maintains cash balances at a bank. Accounts are insured by the Federal Deposit Insurance Corporation ("FDIC") up to an aggregate of $250,000.

One customer accounted for 100% of the Company's revenue for the year ended December 31, 2014. The ongoing operation of the Company is economically dependent on its ability to enter into contracts with other parties.

Note 5. Net Capital Requirements

The Company is a broker-dealer subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. SEC Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2014, the Company had net capital of $168,775 which was $163,775 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.02 to 1.

Note 6. Subsequent Events

Management has evaluated all subsequent events through the date the accompanying financial statements were issued.